Exhibit 16


October 28, 1996


Board of Directors
Loctite Corporation
Hartford Square North
Ten Columbus Boulevard
Hartford, Connecticut  06106


Dear Member of the Board:

I am writing to be sure that you are fully apprised of Henkel's current posture regarding its investment in Loctite. In that connection, I am attaching a copy of a revised 13D filing Henkel is making today. As you may know, I met with David Freeman on Friday and had discussions with him over the weekend in which I have advised him that Henkel proposes an acquisition of the remaining shares of Loctite it does not currently own at a price in the area of $56.

We wish to stress our desire to engage in direct discussions with Loctite's Board of Directors, management and advisors to work toward a friendly, negotiated transaction. As you will see, these facts are explicitly noted in the attached 13D filing. We wish to also point out that we have been extremely pleased with the spirit of cooperation and mutual good faith that has existed over the years between the Board of Directors and management of Loctite and representatives of Henkel; we look forward to continuing this relationship in the future, regardless of the outcome of our proposal regarding our investment in Loctite or in any subsequent developments.

As you may be aware, our 1994 revisions to the agreements between Henkel and Loctite contemplated the possibility of a "Permitted Offer" -- a tender offer for all the outstanding shares of Loctite that remains open for at least sixty days. Such an offer would not trigger the rights under Loctite's "poison pill." I advised David that, if negotiations fail or do not proceed promptly, Henkel might decide to commence such an offer.

While you will appreciate that our lawyers have told us we cannot say anything that is not disclosed publicly, you should please feel free to contact me at any time if you wish to discuss any of the enclosed.

With best personal regards,

/s/ Dieter Winkhaus
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